Exhibit 3.1

Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman

L&F Acquisition Corp. (ROC #365354) (“L&F” or the “Company”)

TAKE NOTICE that by minutes of an extraordinary general meeting of L&F dated 3 May 2022, the following special resolution was passed:

1	Resolution No. 1

RESOLVED, as a special resolution, that:

(a)	the first sentence of Article 49.7 of L&F’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new first sentence of Article 49.7:

“In the event that the Company does not consummate a Business Combination within 21 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:”

(b)	Article 49.8(a) of L&F’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“to modify the substance or timing of the Company’s obligation to: (i) allow redemptions of the Public Shares in connection with a Business Combination or: (ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination within 21 months from the closing of the IPO, or such later time as the Members may approve in accordance with the Articles; and/or”

/s/ Ahmaree Piercy

Ahmaree Piercy
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 3rd day of May 2022